June 16, 2005

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Builders FirstSource, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122788)

Dear Ms. Hardy:

          As Representatives of the several underwriters with respect to the Company’s and the Selling Stockholders’ proposed public offering of up to 11,250,000 shares of Common Stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m., on June 21, 2005, or as promptly as practicable thereafter.

          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 6, 2005, through the date hereof:

     Preliminary Prospectus dated June 6, 2005:

     13,700 copies to prospective Underwriters, institutional investors, dealers and others

          The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the 48-hour delivery requirement contained in such Rule.

(Signature Page Follows)

Very truly yours, UBS SECURITIES LLC DEUTSCHE BANK SECURITIES INC. As Representatives of the several Underwriters
By:	UBS SECURITIES LLC

By:	/s/ Harry Shaw
	Name:	Harry Shaw
	Title:	Managing Director

By:	/s/ Joshua Rosenbaum
	Name:	Joshua Rosenbaum
	Title:	Director

By:	DEUTSCHE BANK SECURITIES INC.

By:
Name:
Title:

By:
Name:
Title:

Very truly yours, UBS SECURITIES LLC DEUTSCHE BANK SECURITIES INC. As Representatives of the several Underwriters
By:	UBS SECURITIES LLC

By:
Name:
Title:

By:
Name:
Title:

By:	DEUTSCHE SECURITIES INC.

By:	/s/ Tom Bradshaw
	Name:	Tom Bradshaw
	Title:	Director

By:	/s/ Richard Thaler
	Name:	Richard Thaler
	Title:	Managing Director